                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934
                        Amendment No. 3 (Final Amendment)

                        --------------------------------

                                RFS Bancorp, Inc.
                              (Name of the Issuer)

                                RFS Bancorp, Inc.
                                       and
                                   Revere, MHC
                       (Name of Persons Filing Statement)

                        Common Stock, Par Value $4,947.67
                         (Title of Class of Securities)

                                   74955U 103
                      (CUSIP Number of Class of Securities)

                        --------------------------------

                                James J. McCarthy
                      President and Chief Executive Officer
                                RFS Bancorp, Inc.
                                  310 Broadway
                           Revere, Massachusetts 02150
                                 (781) 286-7017
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                        --------------------------------

                                 with copies to:

                            Richard A. Schaberg, Esq.
                             Thacher Proffitt & Wood
                         1700 Pennsylvania Avenue, N.W.
                                    Suite 800
                             Washington, D.C. 20006
                                 (202) 347-8400

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         This statement is being filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                or Rule 13e-3(c) [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [X] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Calculation of Filing Fee

Transaction Valuation*            Amount of Filing Fee
           $8,876,049                          $0.00*

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement Number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:            $1,776.00
          Form or Registration No.:          Preliminary Proxy Statement on Schedule 14A
          Filing Party:                      RFS Bancorp, Inc.
          Date Filed:                        June 21, 2001

         * This amount is based on (i) 884,923 (the number of outstanding shares of the Company's common stock as of June 19, 2001) minus (ii) 494,767 (the number of shares of the Company's common stock owned by Revere, MHC) multiplied by (iii) $22.75 (the cash consideration per share of the Company's common stock to be paid by Danvers Bancorp, Inc. and/or Danvers Savings Bank) with the resulting sum multiplied by (iv) 1/50 of one percent, to arrive at $1,776.00 as the amount of the filing fee, pursuant to Section 13(e)(3) of the Exchange Act. However, as permitted by Rule 0-11 (a)(2) under the Exchange Act, the foregoing filing fee will be offset by the amount paid as the filing fee in connection with the Preliminary Proxy Statement on Schedule 14A, filed on June 21, 2001, and as a result no filing fee is due in connection with this Schedule 13E-3.

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                         SUMMARY OF MERGER TRANSACTIONS

          RFS Bancorp, Inc. (the "Company"), a federally chartered stock holding company and Revere, MHC (the "MHC"), a federally chartered mutual holding company and the majority stockholder of the Company hereby submit their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3").

         The Schedule 13E-3 relates to an Agreement and Plan of Merger dated as of April 27, 2001, as amended on June 5, 2001 and August 3, 2001, by and among the Company, the MHC, Revere Federal Savings Bank (the "Bank"), Danvers Bancorp, Inc. and Danvers Savings Bank (the "Merger Agreement"). Among other things, the Merger Agreement provides for a reverse stock split to decrease the number of issued and outstanding shares of the Company's common stock by means of a 494,767 for one basis split (the "Reverse Stock Split"). In connection with the Merger Agreement proposal, the Company's stockholders were also asked to approve a proposal to amend a provision of the Company's federal stock holding company charter to increase the par value of the common stock of the Company from $0.01 per share to $4,947.67 per share (the "Charter Amendment"). The primary purpose of the Charter Amendment was to facilitate the Reverse Stock Split.

         Immediately after the Charter Amendment and the Reverse Stock Split were consummated, the Company exchanged its federal stock holding company charter for an interim federal stock savings association charter (the "Interim Entity"). The Interim Entity then merged with and into the Bank with the Bank as the surviving institution. The MHC then merged with and into Danvers Bancorp, Inc., a Massachusetts chartered mutual holding company, with Danvers Bancorp., Inc. as the surviving entity. The Bank subsequently merged with and into Danvers Savings Bank, a Massachusetts chartered stock savings bank, with Danvers Savings Bank as the surviving institution.

         The transactions contemplated by the Merger Agreement and the Charter Amendment were approved by the Company's Shareholders at a Special Meeting of Shareholders held on September 12, 2001. The Charter Amendment and the Reverse Stock Split were consummated on September 26, 2001 and the merger of the MHC with and into Danvers Bancorp, Inc. and the merger of the Bank with and into Danvers Savings Bank were effective as of September 27, 2001. No shareholder of the Company asserted or perfected dissenter's rights in connection with the Merger Agreement. Pursuant to the Merger Agreement, each share of the Company's common stock, par value $.01 (before the Charter Amendment), other than shares held by the MHC, were entitled to receive $22.75 in cash.

         This Schedule 13E-3, as amended hereby, is intended to satisfy the reporting requirement of Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") Terms used but not defined herein shall have the meanings set forth in the definitive proxy materials filed with the Securities and Exchange Commission on August 17, 2001.

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ITEM 2.  SUBJECT COMPANY INFORMATION.

         (b) Pursuant to the Merger Agreement, the Company effectuated the Charter Amendment and the Reverse Stock Split. After the consummation of such transactions, there was one share of the Company common stock issued and outstanding, which was wholly owned by the MHC. Immediately after the Reverse Stock Split and Charter Amendment were effectuated, the Company exchanged its federal stock holding company charter for an interim federal stock holding company charter. The Interim Entity then merged with and into the Bank with the Bank as the surviving entity. The MHC was then merged with and into Danvers Bancorp, Inc., with Danvers Bancorp, Inc. as the surviving institution. The Bank subsequently merged with and into Danvers Savings Bank with Danvers Savings Bank as the surviving institution.

         (c) Effective September 26, 2001, the common stock of the Company ceased to be traded on the OTC Bulletin Board.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (c) Mr. James J. McCarthy, the President and Chief Executive Officer of the Company and the MHC will serve as an Executive Vice President of Danvers Bancorp, Inc. Mr. McCarthy is also expected to be appointed Chief Operating Officer of Danvers Savings Bank upon the earlier of December 31, 2002 or such time as the position becomes vacant. Mr. McCarthy will also serve as a trustee of Danvers Bancorp, Inc., and a director of Danvers Savings Bank.

                    Mr. J. Michael O'Brien, a former director of the Company and the MHC will also serve as a trustee of Danvers Bancorp., Inc., and a director of Danvers Savings Bank.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (c)(1)-(8) Shareholders of the Company approved the Charter Amendment and the Merger Agreement at a Special Meeting of Shareholders held on September 12, 2001. The Charter Amendment and the Reverse Stock Split were consummated on September 26, 2001. The merger of the MHC with and into Danvers Bancorp, Inc., and the merger of the Bank with and into Danvers Savings Bank became effective on September 27, 2001.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) Danvers Bancorp. Inc. will pay the aggregate cash merger consideration of $22.75 per share, estimated to be approximately $8.9 million. Pursuant to the terms of the Merger Agreement, Danvers Bancorp. Inc. will not require any financing from a third party to pay the full amount of the aggregate cash merger consideration. Rather, Danvers Bancorp. Inc. is expected to pay the full amount of the cash merger consideration from its cash reserves.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2001

                                     RFS BANCORP, INC.

                                     By: /s/ RFS BANCORP. INC.
                                         --------------------------------------
                                         James J. McCarthy,
                                         President and Chief Executive Officer

                                     REVERE, MHC

                                     By: /s/ REVERE, MHC
                                         --------------------------------------
                                         James J. McCarthy,
                                         President and Chief Executive Officer

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